Notice to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 158 Skøyen, N-0213 Oslo Telephone: +47 22 54 40 00 E-mail: info@orkla.no

Options issued

According to the resolution adopted by the General Meeting on 24 April 2008, 2,915,000 options for executive management and key personnel have been issued today. The options have an exercise price of NOK 81.40 and a life of 6 years, and may be exercised in the last three years.

The list of primary insiders that this transaction concerns is attached herewith.

The total number of options issued is now 11,057,170. Orkla also has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge position related to 676,500 synthetic options in the remaining part of the cash bonus programme.

Orkla owns 21,987,390 treasury shares.

Orkla ASA
Oslo, 8 May 2008

Contacts:
Rune Helland, SVP Investor Relations, Tel.: + 4722544411
Lars Røsæg, Investor Relations, Tel.: +4722544426

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 158 Skøyen, N-0213 Oslo Telephone: +47 22 54 40 00 E-mail: info@orkla.no

Options issued

Navn	Tildelt	Sum opsjoner etter transaksjonen	Kontantbonus	Total	Aksjer (inkl nærst)
Erik R Barkald	20 000	66 670	-	66 670	5 661
Geir Aarseth	15 000	45 000	-	45 000	10 602
Fridthjof Røer	15 000	60 000	-	60 000	2 982
Ole Kristian Lunde	15 000	45 000	-	45 000	5 251
Tor Aamot	25 000	80 000	-	80 000	48 872
Karl Otto Tveter	25 000	80 000	-	80 000	20 301
Håkon Mageli	25 000	90 000	-	90 000	50 852
Jan Thomsen	20 000	50 000	-	50 000	30 828
Dag J Opedal	100 000	1 500 000	350 000	1 850 000	107 015
Roar Engeland	65 000	715 000	125 000	840 000	133 120
Terje Andersen	40 000	145 000	-	145 000	23 609
Hilde Myrberg	40 000	115 000	-	115 000	5 378
Torkild Nordberg	70 000	374 165	37 500	411 665	26 667

END